UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 18, 2004
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SHEP TECHNOLOGIES INC.
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(Translation of registrant's name into English)

Suite 880, 609 Granville Street, Vancouver, BC, Canada
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.] Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.] Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

Copy of the financial statements for the quarter ended June 30, 2003 as filed with the Yukon
Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.a to this filing on Form 6-K

Exhibit No. Document
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99.a News Release dated February 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

Malcolm P. Burke

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Name: Malcolm P. Burke

Title: President and CEO

Date: February 22, 2004